February 4, 2011

FILED VIA EDGAR CORRESPONDENCE

Valerie J. Lithotomos, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:      The Calvert Fund (the “Trust”)

SEC File No. 333-171345

Form N-14

Merger of Calvert Short-Term Government Fund (“Target Fund”) into Calvert Government Fund (“Acquiring Fund”)

Dear Ms. Lithotomos:

      This letter serves as a response to comments made by the SEC staff (the “Staff”)[1] by telephone to me on January 28 and January 31, 2011, regarding the above-referenced Form N-14 Registration Statement and a subsequent pre-effective amendment.  Staff comments are addressed below.

1.         Comment: The Staff notes that although the current authorized Class A 12b-1 fees for the Target Fund and the Acquiring Fund (together, the “Funds”) are the same, the Acquiring Fund has a higher maximum allowable Class A 12b-1 fee under its distribution plan.[2]  This potentially creates a voting requirement issue, because the Class A 12b-1 fee is a matter only affecting the Class A shareholders of the Target Fund; the Target Fund Class A shareholders could be subject to a higher permissible 12b-1 fee based on a single approval of the reorganization by all of the Target Fund’s shareholders.

Response: To eliminate any potential voting requirement issues, disclosure in the prospectus/proxy statement has been modified to indicate that the reorganization will be conditioned on the Board of Trustees of the Acquiring Fund amending the Fund’s distribution plan to implement a maximum Class A distribution fee of 25 basis points, which is the same maximum amount allowed under the distribution plan of the Target Fund.  (See fee table under “Expense Comparison” in attached prospectus/proxy statement.)

2.                  Comment: The Staff notes that the proposed reorganization contemplates that Class I shareholders of the Target Fund will receive Class I shares of the Acquiring Fund, but that Class I shares of the Acquiring Fund are not registered.

[1] Richard Pfordte and Kevin Rupert relayed these comments.

[2] The maximum Class A 12b-1 fee is 50 basis points for the Acquiring Fund and 25 basis points for the Target Fund, as stated in the respective Funds’ Rule 12b-1 distribution plans.

Response: The Trust will make a Rule 485(a) filing under the Investment Company Act of 1940 to register Class I shares for the Acquiring Fund, pursuant to a request for acceleration pursuant to Rule 461 of the Securities Act of 1933.  The Trust notes that the Staff reviewed the registration for the Acquiring Fund pursuant to Rule 485(a) both in December 2008 and January 2010; and that four other series of the Trust have the same Class I structure as that contemplated by the Fund.

3.                  Comment: Please provide an analysis supporting the Trust’s determination that the Acquiring Fund should be the accounting survivor of the reorganization, consistent with the factors set forth in the North American Security Trust no-action letter (pub. avail. August 5, 1994) (the “NAST Letter”).

Response: The NAST Letter indicates that the following factors should be compared and considered in determining the accounting survivor of a business combination involving investment companies: (1)  investment advisers; (2) investment objectives, policies and restrictions; (3) expense structures and expense ratios; (4) asset size; and (5) portfolio composition.

The Trust believes that the Acquiring Fund should be the legal and accounting survivor in the reorganization since the combined fund after the reorganization (the “Combined Fund”) will more closely resemble the Acquiring Fund, compared to the Target Fund. Each of the NAST Letter factors is discussed below with respect to the proposed reorganization of the Target Fund into the Acquiring Fund.

Investment Advisers

Both Funds have the same investment adviser and portfolio management team. The Combined Fund will be managed by the same investment adviser and portfolio management team that currently manages the Acquiring Fund.

Portfolio Composition

The Combined Fund will reflect a combination of the portfolios on the date of the merger, but subsequent new purchases and sales for the Combined Fund will more resemble the management style of the Acquiring Fund.  For example, the Acquiring Fund invests at least 80% of its net assets in government securities but also invests in non-government securities, while the Target Fund generally invests only in government securities.  The Combined Fund will adopt the management style and polices of the Acquiring Fund, so the portfolio composition of the Combined Fund will more resemble that of the Acquiring Fund over time.

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Investment Objectives, Policies and Restrictions

While the Funds have similar investment objectives, the Acquiring Fund’s investment strategies are different from those of the Target Fund, and the Acquiring Fund’s investment strategies will be those of the Combined Fund after the reorganization.  As the Form N-14 explains, the Acquiring Fund has flexibility to invest in securities other than government securities, such as corporate debt securities, and, unlike the Target Fund, does not have a limit on its average maturity.

Expense Structures and Expense Ratios

The Funds have similar expense structures and ratios, although the Class A net expense ratio for the Acquiring Fund currently is slightly higher than that of the Target Fund (the Class I net expense ratio is the same).  Management, however, would maintain the net expense ratios for the Acquiring Fund’s Class A and Class I shares at the corresponding current contractual cap levels of the Target Fund.  Thus, the Acquiring Fund would have the same net expense ratios after the reorganization that the Target Fund now has.

Asset Size

The Target Fund, with approximately $27 million in assets, is larger than the Acquiring Fund, which has approximately $6 million in assets, but both Funds are relatively small.

Conclusion

The Trust believes it is appropriate that the Acquiring Fund be the legal and accounting survivor.  Based on the above factors, the Combined Fund most closely resembles the Acquiring Fund, particularly with respect to the investment objectives, policies and restrictions; and the anticipated portfolio composition.  Furthermore, the Combined Fund will retain the management structure of the Acquiring Fund, and, after the reorganization, the Acquiring Fund will have the same net expense ratios that the Target Fund now has.  While the Target Fund is larger than the Acquiring Fund, both Funds are relatively small.  The Trust does not believe that this disparity in asset size is significant enough to outweigh the other factors that support a determination that the Acquiring Fund most closely resembles the Combined Fund.

Finally, on behalf of the Registrant and as an officer of The Calvert Fund, I acknowledge that:

1.      The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.      Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

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3.      The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

4.      Should the Commission or Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

5.      The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

6.      The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lancelot A. King

Lancelot A. King

Assistant Vice President and Assistant Secretary

cc: Kevin Rupert, Division of Investment Management, SEC

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